DISCLOSURE STATEMENT FOR
              THE CANANDAIGUA NATIONAL BANK AND TRUST COMPANY
               INDIVIDUAL RETIREMENT ACCOUNT TRUST AGREEMENT


                         TABLE OF CONTENTS

ITEM NO.                                          PAGE

          Preamble                                1
     1.   Your Right to Cancel                    1
     2.   Contributions                           2
     3.   Spousal IRA                             3
     4.   Penalty for Excess Contributions        3
     5.   Rollovers                               3
     6.   Inherited IRAs                          4
     7.   Withdrawal Restrictions                 4
     8.   Prohibited Transactions                 4
     9.   Distributions During Your Life          4
     10.  Distributions On and After Your Death   5
     11.  Distributions After Age 70 1/2          5
     12.  Estate and Gift Tax Exemptions          6
     13.  Custodian Fees and Charges; Commissions;
          Deposits with Bank and Mutual Funds for
          which Bank is Advisor                   6
     14.  Federal Income Tax Withholding and
          Filing Requirements                     7
     15.  Form Approval by IRS                    7
     16.  Questions About Your IRA                7
     17.  Investments and Holding of Contributions 7
     18.  Financial Information                    7

                      ______________________

                             PREAMBLE

     This Disclosure Statement explains the rules governing your Individual Retirement Account (the "Canandaigua National IRA" or "your IRA") naming The Canandaigua National Bank and Trust Company (the "Bank") as Trustee.

     Item 1. YOUR RIGHT TO CANCEL

     If you have received this Disclosure Statement within seven days of opening your IRA, you have seven days to cancel and get back the full amount paid for your IRA by mailing or delivering a written request to cancel no later than the seventh day after opening to:

               The Canandaigua National Bank and Trust Company
               72 South Main Street
               Canandaigua, New York  14424
               Attn:  IRA Administrator

     After seven days following receipt of this Disclosure Statement, you cannot cancel. The Disclosure Statement is deemed to be received as of the date of your check or transfer instructions. The notice will be considered mailed on the date of the postmark (or, if sent by certified or registered mail, the date of certification or registration) if properly addressed and mailed in the U.S., first class postage prepaid.

     Item 2. CONTRIBUTIONS

     You can contribute in any tax year before the year in which you reach age 70 1/2 up to the lesser of $2,000 in cash (except for rollovers) or 100% of your compensation. Contributions made for a taxable year must be made no later than the due date for filing your Federal income tax return (not including extensions). Compensation includes amounts received as payment for personal services and alimony or separate maintenance payments, but excludes interest, dividends, other earnings from property or other amounts not included in your gross income. The funds in your IRA are always yours; they are not subject to forfeiture other than penalties required or permitted by law. IRA earnings generally are not taxable until distribution begins.

     DEDUCTIBLE CONTRIBUTIONS. Contributions made for the tax year are fully deductible if neither you nor your spouse (if married) is an active participant in a pension, profit sharing or stock bonus plan under section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), an annuity plan under section 403(a) of the Code, an annuity contract or plan under section 403(b) of the Code, a simplified employee pension plan under
Section 408(k) of the Code ("SEP-IRA"), or a trust under section 401(c)(18) of the Code. Active participant status can be determined if you refer to your or your spouse's year-end "Wage and Tax Statement," IRS Form W-2.

     If considered an active participant, the deduction for your IRA contribution is reduced if (a) you are single and your adjusted gross income ("AGI") exceeds the threshold level of $25,000, (b) you are married filing a joint return and your and your spouse's AGI exceeds the threshold level of $40,000, or (c) you are married filing a separate return and your AGI exceeds the threshold level of $0. The deductible amount of your IRA contributions is reduced by an amount that bears the same ratio to the regular limit as your AGI in excess of the threshold level bears to $10,000. When AGI levels reach $35,000 (if single), $50,000 (if married filing joint return), and $10,000 (if married filing separate return), no deduction is allowed.

     Until the deductible amount equals zero, as determined above, the amount you can contribute and deduct will not be lower than $200.

     NONDEDUCTIBLE CONTRIBUTIONS. You may make nondeductible IRA contributions not to exceed the lesser of $2,000 ($4,000 for Spousal IRA) or 100% of your compensation, minus the amount of any allowable deductible contribution. Earnings on nondeductible contributions generally are tax deferred until distributed to you.

     You must indicate on your tax return the extent to which your IRA contributions are nondeductible. If you overstate the amount of your nondeductible contributions, a penalty of $100 will be assessed unless it was due to reasonable cause.

     Item 3. SPOUSAL IRAS

     If you file a joint return and have not reached age 70 1/2, you can set up two accounts--one IRA for yourself and one for your spouse ("Spousal IRA"). Effective January 1, 1997, up to $4,000.00 can be contributed between a wage earner's IRA and his or her non-wage earning spouse's IRA (vs. the $2,250 limit under previous law). If the eligibility rules of Code Section 219 (c)(1) are met, spousal contributions made for tax year 1997 and following years are limited to the lesser of $2,000.00 or a couple's combined earned income, less the amount contributed for the compensated spouse.

     Item 4. PENALTY FOR EXCESS CONTRIBUTIONS

     Excess contributions are nondeductible and are subject to an annual nondeductible excise tax of 6% of the excess for each year the excess is not withdrawn or eliminated. The tax is paid by the person for whose benefit the IRA was opened. If no deduction is taken for the excess contribution and the excess plus the net earnings on the excess are withdrawn on or before the due date (including extensions) for filing the Federal tax return for the contribution year, the 6% excise tax will not apply; but the earnings on the excess will be includable in your gross income and the 10% tax on premature distributions will be applied to such earnings, unless you are age 59 1/2 or disabled. If the excess contribution is withdrawn after such time, the excess will be subject to the 6% excise tax and will be includable in your gross income and subject to the 10% tax on premature distributions (if applicable). The 6% excise tax will be imposed each year until the excess is withdrawn or eliminated. Instead of withdrawing the excess contribution, it may be eliminated by making reduced contributions in later years. The 6% excise tax will apply until the excess is eliminated in a later year in which the maximum contribution has not been made. You may withdraw tax-free and without penalty any excess rollover contribution if it occurred because you reasonably relied on erroneous information required to be supplied by the entity making the distribution that was rolled over. If your IRA is invested in a time deposit, a withdrawal (including a withdrawal of any excess contributions) may be subject to early withdrawal penalties in addition to tax penalties.

     Item 5. ROLLOVERS

     All or a portion of certain distributions from your or your deceased spouse's qualified retirement plan, annuity, or another IRA may be rolled over into an IRA tax-free within 60 days after receipt. Rollover contributions to your IRA are not deductible. Accumulated voluntary deductible contributions to a qualified retirement plan or government plan may be eligible for rollover treatment when distributed. Rollovers from an employer's qualified plan to your Qualified Plan Rollover IRA may be rolled over to another qualified retirement plan only if funds from other sources were not contributed to such IRA and no part is attributable to contributions made for you as a self-employed individual to a self-employed (HR-10 or Keogh) retirement plan. A qualified partial distribution from a qualified retirement plan (i.e., at least 50% of the balance to your credit is distributed upon termination of employment) may be rolled over to your IRA, but is limited to the portion which would have been includable in gross income. A rollover distribution from an IRA may be made only once per year. There is no limit on direct transfers of IRA assets from one IRA custodian or trustee to another.

     Item 6. INHERITED IRAS

     An inherited IRA is an IRA which is acquired by a Beneficiary who is not your spouse on your death. Such a Beneficiary cannot make cash or rollover contributions to that IRA or treat it as his or her own.

     Item 7. WITHDRAWAL RESTRICTIONS

     A taxable distribution before age 59 1/2 will be included in your gross income and will be subject to a nondeductible 10% tax penalty, any early withdrawal penalties on time deposits, and other penalties required or permitted by law. There is no 10% tax penalty for distributions made because of death, permanent disability, rollovers or timely removal of an excess contribution, or for distributions made in the form of substantially equal periodic payments over your life expectancy (or the joint life expectancies of you and your Beneficiary).

     Item 8. PROHIBITED TRANSACTIONS

     If you engage in a "prohibited transaction," as defined in section 4975 of the Code, the IRA loses its tax exemption and the total value of your IRA must be included in your gross income. If you pledge any portion of your IRA as security for a loan, the amount pledged must be included in your gross income. Prior to disability or age 59 1/2, the additional 10% penalty tax on premature distributions will be imposed on amounts included in your gross income by reason of a prohibited transaction. The same rules apply to a spouse's use of his or her Spousal IRA.

     Item 9. DISTRIBUTIONS DURING YOUR LIFE

     No tax penalty is imposed on distributions from your IRA after you reach age 59 1/2 or become permanently disabled. Distributions must begin no later than the first day of April following the calendar year in which you reach age 70 1/2. Generally, the law permits you to receive your IRA in a lump sum or installments over a period not exceeding beyond your life expectancy or the joint life and last survivor expectancy of you and your Beneficiary. Life expectancies are determined in accordance with the IRS tables. Your life expectancy can be recalculated no more frequently than annually, but the life expectancy of a non-spousal Beneficiary cannot be recalculated. All distributions are taxed at ordinary income tax rates and are not eligible for capital gains treatment or five-year averaging.

     When requesting a distribution, you must specify the reason for the distribution. Examples are: premature distributions (i.e., distributions before age 59 1/2), rollovers, disability, death, normal (at or after age 59 1/2), excess contribution returns and other.




     Item 10. DISTRIBUTIONS ON AND AFTER YOUR DEATH

     If you die after distribution to you has started, your designated Beneficiary must receive the balance of your IRA at least as rapidly as under your method of distribution. If you die before distribution to you has started, distribution must be made to your Beneficiary in one of the following ways:

          (i) within five years after death (if a distribution option is not selected, this option will apply);

          (ii) in substantially equal installments over a set period not extending beyond his or her life expectancy beginning no later than one year after the date of your death;

          (iii) in the case of a spousal Beneficiary who so elects within the five-year period following your death, installment payments over a set period not extending beyond his or her life expectancy commencing at any date prior to the date on which you would have reached age 70 1/2; or

          (iv) unless you direct the Bank otherwise in writing, and if your spouse is your Beneficiary, then notwithstanding the foregoing, he or she may elect to treat the account as his or her own IRA in which case the normal IRA distribution rules will apply.

     Election (iv) is considered to have been made if your spouse makes a regular IRA contribution to this IRA, makes a rollover to or from this IRA or fails to elect any of the above distribution provisions. Payments will be calculated by the use of the IRS tables. The life expectancy of the surviving spouse may be recalculated annually. A non-spousal Beneficiary's life expectancy is calculated at the time payments first commence and payments for any 12-consecutive month period thereafter will be based on that life expectancy. You may designate a change of Beneficiary on a form provided by the Bank. The change will not be effective unless the Bank receives a properly completed form prior to your death. If after your death your designated Beneficiary is receiving (or entitled to receive) payments over a set period, he or she may designate a Beneficiary to receive the balance of the IRA (if any) on his or her death in accordance with the above rules. A written authorization filed with the Bank (which can be on your Beneficiary designation form) permits a designated Beneficiary receiving installment payments, from time to time, to choose to increase the frequency or amount of payments and/or withdraw all or any portion of the IRA.

     Item 11. DISTRIBUTIONS AFTER AGE 70 1/2

     MINIMUM DISTRIBUTION REQUIREMENTS. If the amount distributed to you for any tax year after you reach age 70 1/2 is less than the minimum amount required by law, the IRS may impose a penalty tax equal to 50% of any such deficiency unless it is satisfied that reasonable steps are being taken to remedy the deficiency. The amount required to be distributed in any year is generally based on your life expectancy or the joint life expectancies of you and your designated Beneficiary. However, if your Beneficiary is not your spouse, the law imposes an additional requirement which is called the minimum distribution incidental benefit requirement. In general, this requirement is designed to prevent you from naming a Beneficiary who is much younger than yourself in order to extend your payout period. You may wish to consult your tax advisor to determine your minimum distribution. These rules on distribution apply equally to Spousal IRAs.

     DISTRIBUTION OF NONDEDUCTIBLE CONTRIBUTIONS. Withdrawals which include nondeductible contributions will be treated as part taxable and part nontaxable. The amount considered nontaxable is the portion which bears the same ratio to the total distribution that your aggregate nondeductible contributions bear to your account balance at the end of the year for all of your IRAs, plus adding back any distributions for the year. The 10% tax penalty on distributions prior to age 59 1/2 will apply for the taxable portion of the distribution.

     PENALTY FOR EXCESS DISTRIBUTIONS. A 15% tax penalty is imposed on the sum of all annual distributions received during the calendar year in excess of $155,000 (Code Section 4980A). The 15% excess distribution tax will be suspended for distributions received in 1997, 1998, and 1999. Please consult your tax advisor for more complete information, including the availability of favorable elections. The excess distribution penalty will not apply to a distribution of nondeductible contributions, or a distribution to an alternate payee under a qualified domestic relations order.

     Item 12. ESTATE AND GIFT TAX EXEMPTIONS

     Generally, your IRA will be included in your estate for Federal estate tax purposes. Your IRA may qualify for a deduction for purposes of that tax if the Beneficiary is your spouse. Designation of a Beneficiary to receive your IRA on your death is not treated as a gift subject to the Federal gift tax.

     Item 13. CUSTODIAN FEES AND CHARGES; COMMISSIONS; DEPOSITS WITH BANK AND MUTUAL FUNDS FOR WHICH BANK IS ADVISOR

     The Bank will receive a fee in accordance with its fee schedule in effect from time to time for IRA trusts and shall be reimbursed for its reasonable expenses. The Bank will give you 30 days notice of any change in its fee schedule. The Bank may also charge against your account any taxes assessed on it, administrative expenses incurred by the Bank (including legal fees), and penalties required or permitted by law (including penalties for early withdrawals of time deposits). In the case of mutual funds that charge a sales commission on the purchase of their shares, a sales commission will also be charged against each investment in such funds as described in the applicable mutual fund prospectuses.

     In accordance with your Canandaigua National IRA contract with the Bank, you may elect among a number of investment options, including the deposit of funds in bank deposits with the Bank and the investment of funds in mutual funds for which the Bank is investment advisor. Such deposits and investments are specifically authorized in the Canandaigua National IRA contract with the Bank. You have received a prospectus describing the mutual fund or funds for which the Bank is investment advisor, in which the fees paid by such mutual funds or funds to the Bank for advisory and related services is set forth.




     Item 14. FEDERAL INCOME TAX WITHHOLDING AND FILING REQUIREMENTS

     Distributions from your IRA are subject to Federal income tax withholding unless you (or your Beneficiary) elect not to have withholding apply. The current withholding rate set by law is 10%. When you want to receive a distribution from your IRA, contact the Bank, which will supply you with additional information and election forms. Form 5329 must be filed with the IRS for each tax year in which you owe tax penalties, such as taxes on excess contributions, early distributions, or under-distributions after age 70 1/2.

     Item 15. FORM APPROVAL BY IRS

     A form of your Bank IRA has been approved by the IRS.

     Item 16. QUESTIONS ABOUT YOUR IRA

     You can obtain further information about IRAs from any IRS district office.

     Item 17. INVESTMENTS AND HOLDING OF CONTRIBUTIONS

     Contributions to your IRA and any earnings on such contributions are invested in shares of mutual funds and/or such other deposits and investments as you may select. Your IRA assets are held in those investments exclusively for your benefit and the benefit of such Beneficiaries as you may designate in writing delivered to the Bank. Your right to the entire balance in your IRA is nonforfeitable. No part of your IRA assets may be invested in life insurance contracts or in collectibles such as works of art, antiques or stamps; however, investments in gold and silver coins issued by the United States are permitted.

     Item 18. FINANCIAL INFORMATION

     Due to the nature of the investments in this account, no projection of the growth or future value of the account can reasonably be shown. The value of the account will depend upon the performance of any investments that are chosen.

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